UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31507 / March 17, 2015

_____

In the Matter of	:
	:
EAGLE POINT CREDIT COMPANY INC.	:
EAGLE POINT CREDIT MANAGEMENT LLC	:
EAGLE POINT CREDIT PARTNERS LP	:
EAGLE POINT CREDIT GP I LP	:
EAGLE POINT CREDIT COMPANY SUB LLC	:
EAGLE POINT CREDIT PARTNERS SUB LTD.	:
EAGLE POINT CREDIT PARTNERS SUB III LTD.	:
	:
20 Horseneck Lane	:
Greenwich, CT 06830	:
	:
(812-14330)	:
	:

_____

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Eagle Point Credit Company Inc., Eagle Point Credit Management LLC, Eagle Point Credit
Partners LP, Eagle Point Credit GP I LP, Eagle Point Credit Company Sub LLC, Eagle Point
Credit Partners Sub Ltd., and Eagle Point Credit Partners Sub III Ltd. filed an application on July
10, 2014, and amendments to the application on November 20, 2014 and January 30, 2015,
requesting an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and
rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by
section 17(d) of the Act and rule 17d-1 under the Act. The order would permit Eagle Point
Credit Company Inc. ("EPCC") to co-invest in portfolio companies with certain affiliated
investment funds.

On February 18, 2015, a notice of the filing of the application was issued (Investment Company
Act Release No. 31457). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.
The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by EPCC in the proposed transactions is consistent
with the provisions, policies and purposes of the Act and is on a basis no less advantageous than
that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by Eagle Point Credit Company Inc., et al. (File No. 812-14330) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary